 Exhibit (a)(1)(iv)
Form of Notice from the Fund to Shareholders
in Connection with the Fund’s Acceptance of Shares
Ares Strategic Income Fund
c/o Ares Capital Management LLC
245 Park Avenue, 44th Floor
New York, New York 10167
[DATE]
[SHAREHOLDER NAME/EMAIL ADDRESS]
Dear Shareholder:
This notice serves to inform you that Ares Strategic Income Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interest in the Fund.
In accordance with the terms of the tender offer, you will be issued payment in cash in an aggregate amount equal to the net asset value of the tendered shares as of May 31, 2024 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”) less the 2.0% “early repurchase deduction” (if applicable).
If you have any questions, please contact the Fund’s Transfer Agent, SS&C GIDS, Inc., at 1-866-324-7348.
Sincerely,
Ares Strategic Income Fund